December 8, 2021

VIA EDGAR

John Hodgin
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Phoenix Capital Group Holdings, LLC
Offering Statement on Form 1-A
Filed November 19, 2021
File No. 024-11723

Dear Mr. Hodgin:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated December 2, 2021 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11723), filed with the Commission on November 19, 2021 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the First Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.
Expand the disclosure of your gross productive wells here and on page 29 to additionally provide the total number of net wells in which you have an interest as of December 31, 2020. Given the nature of your ownership interests, a net well should reflect the actual net revenue interest in wells with a mineral or royalty interest and the working interest in wells with a non-operating working interest. Refer to Item 1208(a) of Regulation S-K.

This comment also applies to the disclosure under the section “Drilling Results” on page 29. Refer to Item 1205 of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on pages 26 and 29, which includes additional disclosure related to the Issuer’s net wells.

2.
Expand the disclosure of your production, by final product sold, to additionally provide the information for each field that contains 15% of more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

Issuer’s Response: In response to the Staff’s comment, please see the additional disclosure in the First Amendment on pages 27-28, which includes the addition of two tables with the requested information on each field that contains 15% of more of the Issuer’s total proved reserves.

RHYS JAMES | Partner rjames@kv-legal.com | p 804.823.4041 | f 804.823.4099 1401 East Cary Street | Richmond, VA 23219 | 804.823.4000 | kv-legal.com

John Hodgin
U.S. Securities and Exchange Commission
December 8, 2021

3.
Expand the disclosure of your drilling results to also discuss your present activities, such as the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end. Refer to Item 1206 of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page 29, which includes additional information related to the Issuer’s present activities.

4.
Expand your disclosure of developed and undeveloped acreage to additionally provide the acreage figures relating to your non-operated working interests or tell us why a revision is not needed. Refer to Item 1208 of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the revised footnote (1) to the table on page 29 of the First Amendment, which clarifies the figures in the table include the Issuer’s non-operated working interests.

5.
Expand the disclosure of your acreage to provide the expiration dates of material amounts of your undeveloped acreage. Refer Item 1208(b) of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page 29, which provides additional information related to the expiration dates of leases for material amounts of the Issuer’s undeveloped acreage.

6.
The discussion of the changes that occurred in total proved reserves for the year ended December 31, 2020 indicates the line item entry representing revisions in the previous estimates of reserves is the result of a combination of several separate and unrelated factors, e.g. technical revisions due to changes in commodity prices, historical and projected performance, and other factors.

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5.

Issuer’s Response: In response to the Staff’s comment, please see the revised footnote (1) to the Oil and Natural Gas Reserve Information table on page F-40 of the First Amendment, which clarifies that the revisions in the previous estimates were only related to changes in commodity prices and not as a result of any other factors. The Issuer also revised footnote (2) to the same table to add quantitative data to further explain the change in net proved reserves over the indicated periods.

7.
Please refer to FASB ASC 932-235-50-35 and expand your disclosure to provide a reconciliation of the changes that occurred in the standardized measure of discounted future net cash flows for each of the periods presented. Refer to Example 6, FASB 932- 235-55-7, for an illustration of these requirements.

Issuer’s Response: In response to the Staff’s comment, please see the table added to page F-41 of the First Amendment, which provides a reconciliation of the changes that occurred in the standardized measure of discounted future net cash flows for each of the periods presented.

Very truly yours,

/s/ Thomas Rhys James
Thomas Rhys James

cc:
Lindsey Wilson (via electronic mail)

Robert R. Kaplan, Jr., Esq.

Michael Beville, Esq. (via electronic mail)